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April 23, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel Duchovny

Joseph McCann
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RLJ Lodging Trust (“RLJ” or the “Company”) Soliciting Material filed by Land & Buildings Capital Growth Fund, L.P., et al. (collectively, “Land & Buildings”) under Rule 14a-12 File No. 001-35169

Dear Messrs. Duchovny and McCann:

We are hereby notifying the Staff of the Securities and Exchange Commission that on April 18, 2018, Land & Buildings delivered a notice to the Company withdrawing its nomination of Michelle Applebaum, Gregory F. Hughes, Jonathan Litt and Samantha A. Yablon for election to the Board of Trustees of the Company at the 2018 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). Accordingly, we are hereby further notifying the Staff that Land & Buildings will neither solicit proxies nor file any proxy materials in connection with the Annual Meeting.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Meagan M. Reda, Esq.

Meagan M. Reda, Esq.

cc:	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Esq., Olshan Frome Wolosky LLP

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